

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2023

Emilio Cañavate
Chief Financial Officer
Turbo Energy, S.A.
Plaza de América
Number 2, 4B
València, Spain 46004

>   **Re: Turbo Energy, S.A.**
>   **Registration Statement on Form F-1**
>   **Filed July 11, 2023**
>   **File No. 333-273198**

Dear Emilio Cañavate:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Capitalization, page 36

1.   We note from your disclosure on page 68 that the amount due to related parties is €3.8 million as of June 30, 2023 which is significantly higher than the amount due to related parties as of December 31, 2022. Please provide a footnote to the Capitalization table to quantify the amount due to related parties as of June 30, 2023 and explain how the amount arose. Please also disclose when and how you expect to repay the amount due to related parities and specially address if any offering proceeds will be used to repay related parties.

Description of Share Capital, page 72

2.   We note your disclosure on page 72 regarding a future share capital authorization by

Umbrella Solar Investment, S.A. You disclose a maximum amount of "eleven million two hundred and fifty thousand euros," however you include (€20,250,000) as well. Please revise to reconcile.

Governing Law/Waiver of Jury Trial, page 89

3.   We note that the deposit agreement includes a provision that any legal action may only be instituted in a state or federal court in the city of New York. Please add a discussion in risk factors that clearly describes any risks or other impacts on investors. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. The disclosure should address any uncertainty about enforceability.

4.   In addition, we note that the deposit agreement includes a jury trial waiver provision that applies to claims under the federal securities laws. Please revise to provide clear disclosure in risk factors. Disclosure regarding the jury trial waiver may include, but is not limited to, increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders' ability to bring a claim in a judicial forum that they find favorable. You should address any question regarding whether or not a court would enforce the provision and the impact on claims arising under other applicable state or federal laws.

Consolidated Financial Statements
Note 21 - Restatement of Financial Statements, page F-25

5.   In your response to our prior comment 2, we note you revised the Weighted Average Number of Common Shares Outstanding used in your fiscal 2022 EPS calculation from 1,126,796 shares, as previously presented in your Draft Registration Statement filed on May 25, 2023, to 359,673 shares. However, if you retroactively reflect both the December stock issuance and the 20-for-1 forward stock split in your historical EPS calculations, as suggested in prior comment 2, the Weighted Average Number of Common Shares Outstanding used in both your fiscal 2022 and 2021 EPS calculations would be significantly higher than the shares you used in your initial calculations and your revised calculation such that the number of shares outstanding in both fiscal periods would exceed 50,000,000 shares. We note both the December share issuance and the 20-for-1 forward stock split had no impact on the ownership of the Company but significantly impacted the number of shares outstanding and capital structure of the Company going forward. We also note, on a post stock split basis, the per share price of the December share issuance was nominal relative to the anticipated IPO price. As previously requested, please revise your calculations of basic and diluted earnings per share for all periods presented (fiscal 2021 and 2022) to retro-actively reflect both the December stock issuance and the 20-for-1 forward stock split or explain to us why you do not believe such revisions are required based on consideration of the guidance in paragraphs 21, 26, 28,

and 64 of IAS 33.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eiko Yaoita Pyles at 202-551-3587 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Louis A. Bevilacqua